For immediate release
                                                                November 6, 2008

                Toyota Announces Second Quarter Financial Results
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced financial results for the six months ended September 30, 2008.

On a consolidated basis, net revenues for the first half of the fiscal year totaled 12.19 trillion yen, a decrease of 6.3 percent compared to the same period last fiscal year. Operating income decreased 54.2 percent to 582.0 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 636.4 billion yen. Net income decreased by
47.6 percent to 493.4 billion yen.

Operating income decreased by 690.1 billion yen. Negative factors for the decline include 300.0 billion yen due to the appreciation of the Japanese yen against the U.S. dollar, 90.0 billion yen due to effects of marketing activities and 40.0 billion yen from cost reduction efforts.

Commenting on the results, TMC Executive Vice President Mitsuo Kinoshita said, "Both revenues and profits declined during this period. Negative results are largely due to the appreciation of the yen and the decline in vehicle sales under difficult market conditions in the U.S. and Europe."

Consolidated vehicle sales for this period totaled 4.25 million, a decrease of 51 thousand vehicles compared to the same period last fiscal year.

In Japan, operating income decreased by 451.6 billion yen, to 321.7 billion yen, mainly due to the appreciation of the yen against the U.S. dollar. In the domestic market, as a result of favorable sales of new models such as the Alphard and Vellfire, Toyota's market share including mini-vehicles reached a record high of 42.5 percent. Exports to Russia and the Middle East also increased.

In North America, operating income decreased by 219.8 billion yen to 34.3 billion yen including 68.9 billion yen of valuation gains on interest rate swaps. Operating income, excluding the impact of valuation gains on interest rate swaps, decreased by 297.6 billion yen, to a loss of 34.6 billion yen. The decline was due to factors including decrease in sales volume resulting from the rapid decline of the U.S. market, the shift of the market to compact vehicles and reduced production volume. Meanwhile, Toyota earned a record high market share of 17.0 percent for the first half, due to favorable sales of the Corolla and the Yaris. Toyota plans to implement a variety of measures to improve profits. These measures include the launching of market-creating new models such as the Venza, in order to stimulate market demand.

In Europe, operating income decreased by 59.6 billion yen, to 8.7 billion yen. The market conditions in Western Europe have become more difficult. Sales in Eastern Europe, such as Russia, remained strong despite a slowing growth rate, due to robust sales of the Land Cruiser and the Corolla. From this October we have started launching models that will contribute to the reduction of CO2 emissions, in order to increase vehicle sales and improve profit, and this will continue until the end of next year. These will include the new iQ which boasts an innovative compact package and high fuel efficiency.

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Operating  income in Asia  increased by 20.5 billion yen, to 137.2  billion yen.
Vehicle sales of the fully-remodeled Corolla launched at the beginning of this year have been continuously brisk. Sales volume of the Avanza and the Innova, primarily in the strong Indonesian market, also increased. In addition, increase in exports of models including the Hilux largely contributed to the profit gains.


In Central and South America,  Oceania and Africa, operating income increased by
7.4 billion yen to 79.1 billion yen. In Brazil, the fully-remodeled Corolla, which was launched this March, showed brisk sales and largely contributed to the profits.

In the financial services segment, operating income increased by 29.4 billion yen, to 107.2 billion yen compared to the same period last fiscal year including
62.3 billion yen of valuation gains on interest rate swaps. Excluding these valuation gains, operating income decreased by 41.3 billion yen. The decline was mainly due to increased reserves for bad debts and residual value losses in the U.S. despite the contribution from the increase in outstanding loan balance and expansion of lending margins.

TMC also announced an interim cash dividend of 65 yen per share for the first half of the fiscal year, the same as the first half last fiscal year.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2009 will be 8.24 million, a decrease of 673 thousand vehicles compared to the last fiscal year. This figure is a revision to the previous forecast announced in August 2008. Consolidated net revenues were revised down to 23.0 trillion yen, operating income to 600 billion yen and net income to 550 billion yen.

Commenting on the amended forecasts for FY2009, Kinoshita said, "Currently, the financial crisis is negatively impacting the real economy worldwide, and the automotive markets, especially in developed countries, are contracting rapidly. This is an unprecedented situation, however, we are already taking measures. We have newly established an "Emergency Profit Improvement Committee", with President Watanabe as chairman, to secure profits for FY2009 and FY2010. This committee is working to reduce total costs and maximize revenues. Also, we are thoroughly reviewing production capabilities by reexamining aspects such as the timing and scale of new projects. Meanwhile, we remain committed to our strategies for mid-to-long term growth. We will steadily implement these measures, by fully utilizing our solid balance sheet. We will respond appropriately to the changes in current market conditions, while taking actions for future growth."

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                 ----------------

   Cautionary Statement with Respect to Forward-Looking Statements
   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

   A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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             Contact: Public Affairs Division at (03) 3817-9110/9161